Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Aptito, LLC A&R Music Holding, LLC	Florida Florida
Net Element Services, LLC	Florida
NetLab Systems IP LLC	Florida
Netlab Systems, LLC	Florida
OOO Net Element Russia	Russia
OOO TOT Group	Russia
OOO TOT Group Russia	Russia
OOO TOT Money	Russia
Tech Solutions LTD	Cayman Islands
TOT Group, Inc.	Delaware
TOT Group Europe LTD TOT Group Cyprus TOT Group Kazakhstan LLC TOT Group Ukraine LLC	U.K. Cyprus Kazakhstan Ukraine
TOT Payments, LLC	Florida
Process Pink, LLC	Florida
TOT HPS, LLC	Florida
TOT FBS, LLC	Florida
TOT New Edge, LLC	Florida
TOT BPS, LLC	Florida
Unified Portfolios, LLC	Florida